3.30.04

SECURITI [barcode] MISSION

04017640

OMB Number:	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37885

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) **AND ENDING** 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

E.S. Hope Discount Brokers, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1322 Scott Street, Suite 103
(No. and Street)

San Diego, CA 92106
(City) **(State)** **(Zip Code)**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Victor Tokach (619) 224-2485
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128
(Address) ***(City)*** ***(State)*** ***(Zip Code)***

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

Victor Tokach

I, ~~Joan Duncan~~, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E.S. Hope Discount Brokers, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]

Signature

VP Compliance

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

STATE OF California

COUNTY OF San Diego

On 2-27-2004 before me, Alicia Bowers
(Name, Title of Officer)

personally appeared Victor Tokach

personally known to me (or proved to me on the basis of satisfactory evidence) to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

Alicia Bowers
(Signature of Notary Public)

ALICIA BOWERS
Comm. # 1299137
NOTARY PUBLIC - CALIFORNIA
San Diego County
My Comm. Expires April 28, 2005

(This area for notarial seal)

E. S. HOPE DISCOUNT BROKERS, INC.
(dba E. S. Hope Financial)

Table of Contents

Boros & Farrington
CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court, Suite 210
San Diego, CA 92128-2424
(858) 487-8518 Fax (858) 487-6794

INDEPENDENT AUDITOR'S REPORT

Board of Directors
E. S. Hope Discount Brokers, Inc.

We have audited the accompanying statement of financial condition of E. S. Hope Discount Brokers, Inc. (*dba E. S. Hope Financial*) as of December 31, 2003, and the related statements of income, changes in stockholders' equity, liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E. S. Hope Discount Brokers, Inc. at December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boros & Farrington APC

February 24, 2004

E. S. HOPE DISCOUNT BROKERS, INC.

(dba E. S. Hope Financial)

Statement of Financial Condition

December 31, 2003

ASSETS

Cash	$ 11,318
Deposits with clearing organization	25,000
Commissions receivable	4,162
Property and equipment, less accumulated amortization of $17,072	281
	$ 40,761

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 2,687
Subordinated liability	25,000
Total liabilities	27,687
Commitments	
Stockholders' equity	
Common stock, 1,000,000 shares authorized	172,948
Paid-in capital	9,500
Accumulated deficit	(169,374)
Total stockholders' equity	13,074
	$ 40,761

See notes to financial statements.

E. S. HOPE DISCOUNT BROKERS, INC.

(dba E. S. Hope Financial)

Statement of Income

Year Ended December 31, 2003

Revenues	
Commissions	$223,077
Interest	901
Total revenues	223,978
Expenses	
Salary and wages	57,454
Clearing charges	37,733
Insurance	31,897
Commissions	30,513
Rent	30,397
Telephone and postage	9,368
Outside services	8,818
Information services	4,570
Office expenses	2,775
Taxes, licenses, and fees	2,507
Interest	2,049
Maintenance	1,500
Dues and subscriptions	285
Depreciation and amortization	69
Total expenses	219,935
Income before income taxes	4,043
Income taxes	(800)
Net income	$ 3,243

See notes to financial statements.

E. S. HOPE DISCOUNT BROKERS, INC.

(dba E. S. Hope Financial)

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2003

	Common Stock		*Paid-in*	*Accumulated*
	Shares	*Amount*	*Capital*	*Deficit*
Balance, beginning of year	159,958	$172,948	$9,500	$(172,617)
Net income	-	-	-	3,243
Balance, end of year	159,958	$172,948	$9,500	$(169,374)

Statement of Liabilities Subordinated to Claims of General Creditors

Year Ended December 31, 2003

Balance, beginning of year	$25,000
Increases	-
Decreases	-
Balance, end of year	$25,000

See notes to financial statements.

E. S. HOPE DISCOUNT BROKERS, INC.

(dba E. S. Hope Financial)

Statement of Cash Flows

Year Ended December 31, 2003

Cash flows from operating activities	
Net income	$ 3,243
Adjustments to reconcile net income to net cash from operating activities	
Depreciation and amortization	69
Changes in operating assets and liabilities	
Commissions receivable	(73)
Other assets	
Accounts payable and accrued liabilities	(2,550)
Net cash from operating activities	689
Cash flows from investing activities	
Capital expenditures	(350)
Deposits with clearing organization	52
Net cash from investing activities	(298)
Net increase in cash	391
Cash, beginning of year	10,927
Cash, end of year	$11,318
Supplemental disclosure of cash flow information:	
Interest paid	$ 2,049
Taxes paid	$ 800

See notes to financial statements.

E. S. HOPE DISCOUNT BROKERS, INC.
(dba E. S. Hope Financial)

Notes to Financial Statements

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. E. S. Hope Discount Brokers, Inc. (the "Company") is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers and the Securities Investor Protection Corporation. The Company provides broker-dealer services as an introducing broker dealer transacting securities transactions on a fully disclosed basis.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition. Security transactions and the related commission revenue are recorded on a settlement date basis.

Furniture and Equipment. Furniture and equipment are stated at cost less accumulated depreciation. Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the assets (five years).

Income Taxes. The Company has elected S corporation status under the state and federal tax laws. Accordingly, income or losses pass through to the Company's stockholders, and no provision for federal income taxes has been reflected in the accompanying financial statements. State income taxes have been provided at the reduced rate applicable to S corporations.

Concentration of Credit Risk. The company maintains cash balances with various financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

Financial Instruments. The carrying values reflected in the statement of financial condition at December 31, 2003 reasonably approximate the fair values for financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at December 31, 2003.

2. SUBORDINATED LIABILITY

The Company has a note payable of $25,000 which bears interest at 8%, is due on September 22, 2004, and is subordinated to the claims of general creditors.

3. COMMITMENTS

Lease Agreement. The Company leases its offices under a short-term operating lease.

4. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2003 was 0.07 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2003, the Company had net capital of $37,793 which was $12,793 in excess of the amount required by the SEC.

5. RESERVE REQUIREMENT FOR BROKERS AND DEALERS IN SECURITIES

The Company is exempt from provisions of Rule 15c3-3 (per paragraph K(2)(B) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer transacting security transactions on a fully disclosed basis. The Company does not maintain physical custody of securities. Because of such exemption the Company is not required to prepare a determination of reserve requirement for brokers and dealers in securities.

*****

E. S. HOPE DISCOUNT BROKERS, INC.
(dba E. S. Hope Financial)

Computation of Net Capital
Pursuant to Rule 15c3-1

December 31, 2003

Total stockholders' equity	$13,074
Liabilities subordinated to claims of general creditors allowable in computation of net capital	25,000
Total capital and allowable subordinated liabilities	38,074
Less non-allowable assets	
Furniture and equipment	281
Net capital	$37,793
Total aggregate indebtedness (excluding subordinated liabilities)	$ 2,687
Ratio of aggregate indebtedness to net capital	0.07
Minimum net capital required	$25,000

Note: *There are no differences between the net capital reported above and the net capital reported on form FOCUS X-17A-5 Part IIA as of December 31, 2003.*

E. S. HOPE DISCOUNT BROKERS, INC.

(dba E. S. Hope Financial)

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2003

Because the Company does not hold funds or securities for the account of any customers, as defined by Securities and Exchange Commission Rule 15c3-3, no reserve is required and this schedule is not applicable. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of December 31, 2003; and a reconciliation to that calculation is not included herein.

E. S. HOPE DISCOUNT BROKERS, INC.

(dba E. S. Hope Financial)

Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3

December 31, 2003

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(B) and, accordingly, has no possession or control requirements.

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
E. S. Hope Discount Brokers, Inc.

In planning and performing our audit of the financial statements of E. S. Hope Discount Brokers, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and in complying with the conditions of exemption from Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2003 and, further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2003.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Beros & Farrington APC

February 24, 2004